FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 3, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
3 April 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 April 2024	170,089	270.70	267.20	268.6363	LSE
03 April 2024	49,755	270.10	267.40	268.5400	CHIX
03 April 2024	150,997	270.20	267.10	268.2204	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 150,081,070 Ordinary Shares in treasury and have 8,737,770,673 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
03 April 2024	08:05:05	BST	4888	267.60	BATE	1491215
03 April 2024	08:05:05	BST	2403	267.60	BATE	1491209
03 April 2024	08:05:05	BST	1922	267.60	BATE	1491207
03 April 2024	08:05:08	BST	3428	267.60	BATE	1491290
03 April 2024	08:11:21	BST	3792	267.40	BATE	1498957
03 April 2024	08:14:25	BST	11088	268.00	BATE	1502508
03 April 2024	08:19:22	BST	7927	268.40	BATE	1507962
03 April 2024	08:19:22	BST	380	268.40	BATE	1507960
03 April 2024	08:19:22	BST	4951	268.40	BATE	1507958
03 April 2024	08:35:21	BST	3025	267.10	BATE	1526293
03 April 2024	08:35:21	BST	1731	267.10	BATE	1526291
03 April 2024	08:35:21	BST	7186	267.10	BATE	1526289
03 April 2024	08:53:42	BST	11289	267.60	BATE	1549182
03 April 2024	08:53:42	BST	2124	267.60	BATE	1549180
03 April 2024	09:14:26	BST	10543	267.30	BATE	1573503
03 April 2024	09:14:26	BST	1645	267.30	BATE	1573501
03 April 2024	09:34:15	BST	6338	267.90	BATE	1589366
03 April 2024	09:34:15	BST	5501	267.90	BATE	1589362
03 April 2024	10:00:43	BST	11486	268.00	BATE	1610885
03 April 2024	10:00:43	BST	6	268.00	BATE	1610883
03 April 2024	10:19:42	BST	11459	268.20	BATE	1627715
03 April 2024	10:44:02	BST	2250	268.70	BATE	1654550
03 April 2024	10:52:08	BST	512	268.80	BATE	1663827
03 April 2024	10:52:08	BST	2306	268.80	BATE	1663825
03 April 2024	10:56:58	BST	988	268.80	BATE	1669547
03 April 2024	10:56:58	BST	2209	268.80	BATE	1669542
03 April 2024	11:01:05	BST	12894	269.30	BATE	1674066
03 April 2024	11:24:55	BST	850	269.70	BATE	1690485
03 April 2024	11:27:49	BST	257	269.90	BATE	1692554
03 April 2024	11:30:31	BST	2019	269.90	BATE	1694755
03 April 2024	11:32:05	BST	13600	270.20	BATE	1695820
03 April 2024	08:28:52	BST	5825	267.60	CHIX	1518101
03 April 2024	08:28:52	BST	3669	267.60	CHIX	1518099
03 April 2024	09:05:36	BST	10008	267.40	CHIX	1562669
03 April 2024	10:00:43	BST	9419	268.00	CHIX	1610881
03 April 2024	11:00:28	BST	10118	269.40	CHIX	1673660
03 April 2024	11:33:36	BST	3208	270.10	CHIX	1696822
03 April 2024	11:33:36	BST	3208	270.10	CHIX	1696820
03 April 2024	11:33:36	BST	4300	270.10	CHIX	1696824
03 April 2024	08:05:05	BST	8597	267.60	LSE	1491211
03 April 2024	08:11:12	BST	7612	267.80	LSE	1498798
03 April 2024	08:11:12	BST	2062	267.80	LSE	1498796
03 April 2024	08:16:35	BST	8248	268.20	LSE	1504889
03 April 2024	08:33:12	BST	9200	267.30	LSE	1523634
03 April 2024	08:44:13	BST	7995	267.20	LSE	1536768
03 April 2024	09:09:02	BST	9850	267.60	LSE	1568750
03 April 2024	09:25:12	BST	7511	267.50	LSE	1582349
03 April 2024	09:25:12	BST	704	267.50	LSE	1582347
03 April 2024	09:34:15	BST	2830	267.90	LSE	1589368
03 April 2024	09:34:15	BST	5352	267.90	LSE	1589364
03 April 2024	09:48:36	BST	9441	267.70	LSE	1600732
03 April 2024	10:09:18	BST	1703	267.90	LSE	1618230
03 April 2024	10:09:18	BST	7750	267.90	LSE	1618228
03 April 2024	10:44:42	BST	10	268.70	LSE	1655335
03 April 2024	10:45:47	BST	10	268.70	LSE	1656677
03 April 2024	10:46:53	BST	10	268.70	LSE	1657724
03 April 2024	10:47:58	BST	4	268.70	LSE	1658826
03 April 2024	10:52:04	BST	8503	268.80	LSE	1663728
03 April 2024	10:59:43	BST	10731	269.30	LSE	1672959
03 April 2024	11:01:05	BST	1510	269.30	LSE	1674064
03 April 2024	11:01:05	BST	6460	269.30	LSE	1674068
03 April 2024	11:13:14	BST	9701	269.50	LSE	1682245
03 April 2024	11:13:14	BST	7	269.50	LSE	1682243
03 April 2024	11:26:42	BST	9217	269.80	LSE	1691789
03 April 2024	11:32:05	BST	8654	270.20	LSE	1695822
03 April 2024	11:45:33	BST	8420	269.90	LSE	1704529
03 April 2024	12:05:42	BST	7778	269.70	LSE	1717877
03 April 2024	12:05:42	BST	708	269.70	LSE	1717879
03 April 2024	13:03:00	BST	9511	270.70	LSE	1756547

Date: 3 April 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary